FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2016

Commission File Number:  001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC H1 2016 Results

Tomorrow, Thursday 28 July 2016, AstraZeneca PLC will publish its H1 2016 results at 07:00 UK time.

An analyst presentation will take place at 12:00 UK time and will be accessible by a choice of two routes:

Audio webcast
If you wish to participate in the Q&A session, please dial in five minutes prior to the start time using the numbers and conference code below:
	Freephone	Local
United Kingdom	0800 279 4992	+44 (0) 20 3140 8286
United States	1877 280 1254	+1 718 354 1157
Sweden	0200 883 440	+46 (0) 8 5352 6408

Conference code: 4185930

Listen-only audio webcast
If you wish to listen to the audio webcast, please dial in five minutes prior to the start time using the numbers and conference code below:
	Freephone	Local
United Kingdom	0800 279 4977	+44 (0) 20 3427 1917
United States		+1 718 354 1158
Sweden		+46 (0) 8 5051 3793

Conference code: 4185930

A replay and a transcript from the audio webcast will be made available shortly after the conclusion of the event on http://www.astrazeneca.com/investors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 27 July 2016

 By:  /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary